CHRISTIAN DUPERVIL

I BELIEVE

that higher education is an avenue to self-empowerment and quality of life. A college degree enhances one's capabilities far beyond the classroom.

I VALUE

equality, institutional accountability, and a continuous pursuit of better serving the student population.

I AM COMMITTED TO

serving society through contributing in the development of others. I aim to help continue the efforts to increase access to a college degree for under-represented populations. As a servant leader I thrive in collaboration with the common goal of student success and institutional growth.

EDUCATION

Southern New Hampshire University
Master of Science
Higher Education Administration
Manchester , NH

Merrimack College
Bachelor of Arts
Marketing
North Andover, MA

SKILLS

- Public speaking expertise
- Imaginative strategic admissions planning
- Experience with diverse student populations
- Proficient knowledge of higher education law & regulation
- Superior interpersonal communication

EXPERIENCE

Prepps LLC, Co-Founder & CEO
Southington, CT – Feb 2021 - Current

- Developed a concept based on an area of need in which students from low-income districts are commonly over-looked by elite institutions
- Created a platform that will serve as a tool to allow institutions with diversity commitments to reach students in low-income districts
- Managed the development of website and mobile app
- Successfully raised $30,000 via over 200 Kickstarter backers
- Featured in Yahoo Finance, The Boston Herald, and AZ Central

Springfield College, Associate Director of Regional & Online Admissions

Springfield, MA – May 2020 - July 2021

- Manage and lead recruitment of applications to online programs and regional campuses
- Responsible for final admissions decisions
- Interview, hire, train, and supervise a team responsible for achieving admissions goals
- Successfully guide applicants through the admissions process
- Analyze current and historical admissions results
- Point of contact for third party marketing agency, working in a combined effort to increase brand awareness of the institution

Lincoln Technical Institute, **Assistant Director of Admissions**

New Britain, CT - Jan 2017 - Aug 2019

- Interviewed, hired, and trained Admissions Representatives
- Increased student retention rates through creation of admissions criteria which set firm expectations for students
- Served as Acting Director 3 days per week for 2-year period
- Stepped in as full time Director for 2-month period
- Developed and implemented strategic recruitment strategies
- Successfully implemented initiatives that directly increased retention
- Reviewed applications and determined the order of Nursing applicant Wait-List
- Responsible for student acceptance decisions into program
- Leadership role of a campus that reached 108% of 2017 Goal, 104% of 2018 Goal
- Responsible for motivating and training Representatives to meet Admissions goals
- Visited Nursing homes to market Medical Training programs
- 22% of students starting class were self-generated leads via student referrals
- Conducted College Fairs at High Schools and Adult Education locations
- Ensured that the campus employs ethical Admissions practices
- Responsible for schedules and any requested time off for Representatives
- Acted as liaison between Admissions and other departments throughout campus

- Built relationships with High School Counselors and Adult Ed Social Workers to obtain student referrals
- Leader as host and speaker during monthly Open House events
- Served as point of contact for future students
- Collected transcripts, coordinated transportation to campus
- Extensive CRM usage to communicate with prospective students and process enrollment application

Lincoln Technical Institute, **Admissions Representative**
New Britain, CT - Dec 2014 - Dec 2016

- Provided quality customer service to those seeking information on higher education
- Invited potential students for Information Sessions and provided tours of the campus
- Assisted students in the application process
- Extensive daily use of online CRM application

Salter College, **Admissions Representative**
Chicopee, MA - Jul 2013 - Aug 2014

- 18-20% Lead to Enrollment conversion rate in Medical Career Training
- Longest tenured Rep due to consistent enrollment production
- Named to Northeast Regional Honor Roll for weekly enrollments four consecutive weeks

REAL Property Management, **Apprentice/ Property Manager**
Hamden, CT - Sep 2008 - Oct 2013

- Was responsible for Listing Properties for rent, processing tenant applications, and collecting rent
- Took photos of any damage to properties, scheduled all maintenance via local contractors
- Served as Liaison between tenants and property owner

Maxim Healthcare, **Recruiter**
Hamden, CT - Sep 2008 - Oct 2009

- Was responsible for external recruitment and staffing operations
- Acted as a liaison between home-care patients and the external nurses
- Conducted Marketing visits to local Doctor offices to generate home-care patient referrals

The Bristol Press, **District Manager**
Bristol, CT - Apr 2006 - Mar 2008

- Managed 12+ drivers on the delivery to local business

- Marketed with the purpose of acquiring new vendors